OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

KEXY, LLC

1707 Burgundy Road
Encinitas, CA **92024**

www.getkexy.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Company	:	KÉXY, LLC
Corporate Address	:	1707 Burgundy Road, Encinitas, CA 92024
Offering Maximum	:	$107,000.00
Offering Minimum	:	$10,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Convertible Promissory Notes
Security Name	:	Convertible Promissory Notes Series 2019 - CF
Type of Equity Converted into	:	Class B Non-Voting Membership Units
Conversion Trigger	:	$1,000,000
Maturity Date	:	July 15, 2021
Valuation Cap	:	$5,000,000.00

Discount Rate : 20%

Annual Interest Rate* : 6%

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Class B Non-Voting Units of KÉXY, LLC. The amount of units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in a qualified equity financing. The highest conversion price per security is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are paying. You also receive xx% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding securities of the Company as of immediately prior (on a fully diluted basis).

Perks*

- If you invest **$1,500 or more**, you will receive a KÉXY pack including a KÉXY cap, polo, and sweatshirt.
- **Attention Restaurant & Bar Owners:** If you invest **$3,500 or more,** your restaurant or bar will receive a lifetime subscription to KÉXY Connect & Suite**.

All perks occur after the offering is completed.

*** Only one restaurant or bar, per investment*

The 10% Bonus for StartEngine Shareholders

KÉXY, LLC will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

KÉXY is an innovative online platform that fulfills an unmet need within the $800 billion dollar a year Food & Beverage industry by connecting restaurants, bars, distributors and brands like never before.

KÉXY benefits restaurants and bars by providing access to better products at competitive prices while identifying unnecessary waste. Distributors and Suppliers benefit by showcasing and selling their products in a real-time, targeted manner to key decision makers (e.g. - managers who order the products).

The restaurant industry is flourishing, however, rising property and labor costs have created a need for automation. With 80% of restaurateurs turning to tech to help them run their business efficiently, why has the old way of doing things still stuck around? The answer? Only a handful of companies are offering tools for inventory, ordering, and scheduling. These platforms lack a fundamental customer understanding, that has led to expensive subscriptions, limited utility, lackluster design and the absence of integration across a variety of single-task software systems. As a result, pen and paper operations prevail among most if not all of these everyday operations. Human error is constant, resulting in over/under ordering, time-consuming processes, and mistakes in scheduling.

Suppliers rely on sales reps to communicate with accounts. Both bars and restaurants trust the sales reps to showcase a full view of the products their company has to offer, as well as communicate deals and specials that may help strengthen relationships while saving them money. This is not always the case as reps often forget deals and specials and establishments often forget to order items. In addition, up and coming brands struggle to advertise to their target market using traditional avenues and often struggle to on-board new accounts. What does this mean? Establishments are regularly over paying for products, while distribution and supply (brands) companies are missing out on ways to increase their sales due to lack of exposure. Lastly, new brands are shut out of the market entirely because they aren't able to expeditiously scale and penetrate the monopolistic three tier system.

Sales, Supply Chain, & Customer Base

Our target audience consists of Restaurants, Bars, Liquor Stores, Cafes, Suppliers (the Brands), and Distribution Companies (they distribute the brands to the stores). Our revenue model consists of subscriptions and advertisements.

Competition

Currently, there are no other companies in the U.S. with this type of all encompassing platform. While there are several companies that have independent aspects of what KÉXY is doing; the industry as a whole remains very segmented. Ironically, all of our competitors are focusing primarily on creating applications that enhance the overall operational efficiency levels of restaurants and bars, but no one is addressing how to better connect the integral pieces within the entire F & B ecosystem. All of these considerations lend to compelling conclusions that our model is both viable, impactful, and disruptive.

Liabilities and Litigation

The company currently has no liabilities or is involved in any litigations whatsoever.

The team

Officers and directors

| Forrest Young | Co-Founder, COO & Managing Member |
| Scott Graham | Co-Founder, CEO & Managing Member |

Forrest Young
As a practitioner of, "If you do it, do it well", Forrest is continually in pursuit of quality in design, process, and experience. Since 2010, Forrest has been involved in all aspects of the food & beverage industry. This has provided him with great insight into the day-to-day operations of multiple outstanding restaurants and the hard-working individuals who drive their success. For nearly three years Forrest was a key Partner at the Addo Group Tax Network, a national recruiting firm with a focus on the procurement and placement of tax executives in publicly traded $1 billion-plus corporations. There, he worked to decrease the time between placements, structure business practices through automation and move from outbound to inbound marketing using strategic investment into online assets and social media. During this period Forrest learned how to communicate with professionals regarding some of there most intimate topics. He has been lucky enough to improve the lives of motivated and hard working individuals by acting as a guide through the steps necessary to reach their goals and aspirations. While working as the Production and Fabrication Assistant at Terra Flame Home, Forrest received hist first introduction to the world of business management and optimization and helped design standard

manufacturing, assembly, and shipping practices which resulted in an increase in output. Previous Executive Positions Held: April 2018 - Present: KÉXY, Co-Founder and COO December 2014 - January 2018: The Addo Group Tax Search, Executive Search Consultant

Scott Graham
Visionary. Social Entrepreneur. Philanthropist. Co-Founder and Master HandShaker at KÉXY - a SaaS platform that allows hospitality and service related industries to operate seamlessly, through the utilization of innovative and smart technology. Co-Founder and former Chief Technology Officer of Coin Up - a mobile app that allows people to donate their spare change to causes they are passionate about, every time they make a purchase on their credit or debit card. We help nonprofits raise funds in a more innovative and simplistic manner. Previously, founded and served as the CEO of Xtreme Personal Assistant Concierge Services (XPACS) for nearly a decade. During his tenure, the organization provided superior service to hundreds of the highest profile clients in the world. Scott has been fortunate enough to lecture at some of the most prestigious universities in the country, including Harvard, Stanford, and USC. He was named a leading young entrepreneur by Black Enterprise Magazine, and in 2008, was the youngest person ever to be honored with the prestigious "Entrepreneur in Residence" award from Cal State University, Fresno. Along the years, Scott has been featured in various national and local publications such as Newsweek, CNN, Financial Times, Entrepreneur.com, MOVES magazine, OC Metro, and Orange Coast magazine. Scott graduated from Fresno State University with a degree in International Business w/ an emphasis on the Pacific Rim and a minor in Chinese language and culture. While attending school, he also played basketball under the leadership of legendary coach Jerry Tarkanian. Previous Executive Positions Held: April 2018 - Present: KÉXY, Co-Founder and CEO Oct 2016 - April 2018 - Visionary Guru Consultants February 2015 - October 2016: Coin Up, Co-Founder & CTO January 2002 - October 2010: XPACS, Founder & CEO

Number of Employees: 12

Related party transactions

Loan to the company from Scott Graham (CEO of KÉXY) Amount - $4,859.00 Interest rate - 0% Maturity date / Term - December 31, 2022 (date loan needs to be repaid back buy)


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective**
  One of the Company's most valuable assets is its intellectual property (currently owned by the Co-Founder and not the company itself). We currently have one patent pending with the USPTO and plan to file one to two more patent applications within the next year. We believe the most valuable component of

our intellectual property portfolio will be our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the food and beverage sector. It is a great possibility that our current and future patent applications do not get approved and will therefore become unenforceable.

- **This is an archaic and generally slow to change industry** Our solution is dependent upon getting simultaneous traction from two key players (Distributors and the Establishments) within the food and beverage industry in order to achieve maximum profitability. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with one or all groups of customers.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **This is a brand-new company and has no history or revenues** If you are investing in this company, it's because you think KÉXY is a good idea, and that the company will be able to successfully market its platform, as well as price and sell its SaaS applications, so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Our new products could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than current solutions . It is possible that our new product will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the food and beverage, retail, or online marketplace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Any valuation at this stage is pure speculation by our team** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

- **Intellectual Property (IP) is currently not owned by the company, but rather it's current Co-Founders.** Please note, the IP is currently owned by Scott Graham and Forrest Young. The company plans to reassign the IP to the company by Fall of 2019.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Scott Graham, 67.0% ownership, Class 'A' Non-Voting Capital
- Forrest Young, 33.0% ownership, Class 'A' Non-Voting Capital

Classes of securities

- Class A Units: 10,447,700

Voting Rights

The holders of units of the Company's Class 'A' Non-Voting Capital, no par value per share ("Voting Membership Units" and, collectively with the Non-voting Membership Units Stock, the "Common Membership Units"), are entitled to one vote for each unit held of record on all matters submitted to a vote of the membership unit shareholders. The holders of Class 'B' Non-Voting Capital are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Operating Distributions

Distributions of Net Cash Flow prior to the Dissolution of the Company shall be made in accordance with this Section 5.1 of the Operating Agreement.

Discretionary Distributions

Except as otherwise provided in this Agreement the Company may distribute cash or property to the Members in respect of their Interests, if at all, only to the extent there is Net Cash Flow, at such times and in such amounts as the Managers may determine in its sole and absolute discretion. Any distributions of Net Cash Flow prior to the Dissolution of the Company shall be made to the holders of Units on a *pro rata*, *pari passu* basis in accordance with each Member's Allocation Percentage.

Mandatory Tax Distributions.

Notwithstanding the foregoing, the Company shall distribute to each Member, not later than ninety (90) days after the close of each Fiscal Year, an amount of cash equal to the product of the Tax Percentage for such Fiscal Year and such Member's allocated share of the Company's net taxable income and gain for such Fiscal Year as shown on the Company's federal income tax return. If the Company is not required to file a federal income tax return for a Fiscal Year or the Company's federal income tax return for such Fiscal Year has not been completed by the Close of Business on the 85th day after the close of such Fiscal Year, the amounts to be shown on such return for purposes of this Section 5.1(b)(i) shall be determined in good faith by the Managers.

For purposes of this Section 5.1(b), the "Tax Percentage" shall equal forty two percent (42%) with respect to net taxable income or net short term capital gains and twenty two percent (22%) with respect to net long term capital gains. The Managers, acting in its reasonable discretion, may adjust the determination of Tax Percentages to reflect a change in law or rates or pursuant to this Section 5.1(b)(ii): (x) as necessary to ensure that the distribution required to be made to each Member pursuant to Section 5.1(b)(i) for any Fiscal Year is not less than such Member's actual federal and State income tax liability in respect of allocations made to such Member by the Company for such Fiscal Year; or (y) to reflect any city or other local income tax to which any Member or Members may be subject; provided, however, that the Tax Percentage with regard to a particular type of income or gain shall in all events be the same percentage for all Members.

For purposes of determining whether the Company has satisfied its distribution obligation under Section 5.1(b)(i), all cash distributions made during a Fiscal Year shall be treated as distributions made to satisfy Section 5.1(b)(i) in respect of such Fiscal Year (except to the extent that such distributions were made to satisfy the obligations of the Company under Section 5.1(b)(i) in respect of one or more prior Fiscal Years, in which case such distributions shall be treated as having been made pursuant to Section 5.1(b)(i) in respect of such prior Fiscal Year or Fiscal Years). Further, distributions made in respect of this Section 5.1(b) during any Fiscal Year shall be treated as satisfying the distribution requirement of Section 5.1(a) hereof with respect to such Fiscal Year (except to the extent that such distributions were made in respect of a prior Fiscal Year, in which case such distribution shall be treated as having been made in respect of such prior Fiscal Year or Fiscal Years).

The Company shall not make a distribution under this Section 5.1(b) to a Member to the extent such Member's Interest is being redeemed or in connection with a liquidation of the Company.

Limitation on Distributions

No distribution shall be made to a Member pursuant to Section 5.1 if and to the extent that such distribution would: (i) create a negative balance in the Updated Capital Account of such Member or increase the amount by which such Updated Capital Account balance is negative; (ii) cause the Company to be insolvent; or (iii) render the Member liable for a return of such distribution under applicable law.

No Right to Distributions of Property

. Except as otherwise provided in this Agreement, a Member shall have no right to require that distributions to such Member consist of any specific item or items of property.

Distributions in Kind

The Company may, in the sole discretion of the Managers, make distributions of securities or other non-cash assets. The Managers shall value such securities or other assets that are distributed at their fair market value as determined in good faith by the Managers.

Rights to Receive Liquidation Distributions

Liquidation Upon Dissolution and Winding Up. Upon the dissolution of the Company, the Managers shall wind up the affairs of the Company. A full account of the assets and liabilities of the Company shall be taken. The assets shall be promptly liquidated and the proceeds thereof applied as required by the State of California.

The company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class 'A' Non-Voting Capital are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class 'B' Non-Voting Capital, Preferred Units, and any additional classes of preferred units that we may designate in the future.

Right of First Refusal

In addition to the other limitations and restrictions set forth in the the Operating Agreement as amended form time, no Unit Holder shall transfer all or any portion of such person's ownership interest in the Company (the "Offered Interest") unless such Unit Holder first offers to sell the Offered Interests pursuant to the terms of the Operating Agreement as amended from time to time, or as otherwise permitted by this agreement.

- Class B Units: 0

Voting Rights

The holders of units of the Company's Class 'A' Voting Capital, no par value per share ("Voting Membership Units" and, collectively with the Non-voting Membership Units Stock, the "Common Membership Units"), are entitled to one vote for each unit held of record on all matters submitted to a vote of the membership unit shareholders. The holders of Class 'B' Non-Voting Capital are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Operating Distributions

Distributions of Net Cash Flow prior to the Dissolution of the Company shall be made in accordance with this Section 5.1 of the Operating Agreement.

Discretionary Distributions

Except as otherwise provided in this Agreement the Company may distribute cash or property to the Members in respect of their Interests, if at all, only to the extent there is Net Cash Flow, at such times and in such amounts as the Managers may determine in its sole and absolute discretion. Any distributions of Net Cash Flow prior to the Dissolution of the Company shall be made to the holders of Units on a *pro rata, pari passu* basis in accordance with each Member's Allocation Percentage.

Mandatory Tax Distributions.

Notwithstanding the foregoing, the Company shall distribute to each Member, not later than ninety (90) days after the close of each Fiscal Year, an amount of cash equal to the product of the Tax Percentage for such Fiscal Year and such Member's allocated share of the Company's net taxable income and gain for such Fiscal Year as shown on the Company's federal income tax return. If the Company is not required to file a federal income tax return for a Fiscal Year or the Company's federal income tax return for such Fiscal Year has not been completed by the Close of Business on the 85th day after the close of such Fiscal Year, the amounts to be shown on such return for purposes of this Section 5.1(b)(i) shall be determined in good faith by the Managers.

For purposes of this Section 5.1(b), the "Tax Percentage" shall equal forty two percent (42%) with respect to net taxable income or net short term capital gains and twenty two percent (22%) with respect to net long term capital gains. The Managers, acting in its reasonable discretion, may adjust the determination of Tax Percentages to reflect a change in law or rates or pursuant to this Section 5.1(b)(ii): (x) as necessary to ensure that the distribution required to be made to each Member pursuant to Section 5.1(b)(i) for any Fiscal Year is not less than such Member's actual federal and State income tax liability in respect of allocations made to such Member by the Company for such Fiscal Year; or (y) to reflect any city or other local income tax to which any Member or Members may be subject; provided, however, that the Tax Percentage with regard to a particular type of income or gain shall in all events be the same percentage for all Members.

For purposes of determining whether the Company has satisfied its distribution obligation under Section 5.1(b)(i), all cash distributions made during a Fiscal Year shall be treated as distributions made to satisfy Section 5.1(b)(i) in respect of such Fiscal Year (except to the extent that such distributions were made to satisfy the obligations of the Company under Section 5.1(b)(i) in respect of one or more prior Fiscal Years, in which case such distributions shall be treated as having been made pursuant to Section 5.1(b)(i) in respect of such prior Fiscal Year or Fiscal Years). Further, distributions made in respect of this Section 5.1(b) during any Fiscal Year shall be treated as satisfying the distribution requirement of Section 5.1(a) hereof with respect to such Fiscal Year (except to the extent that such distributions were made in respect of a prior Fiscal Year, in which case such distribution shall be treated as having been made in respect of such prior Fiscal Year or Fiscal Years).

The Company shall not make a distribution under this Section 5.1(b) to a Member to the extent such Member's Interest is being redeemed or in connection with a liquidation of the Company.

Limitation on Distributions

No distribution shall be made to a Member pursuant to Section 5.1 if and to the extent that such distribution would: (i) create a negative balance in the Updated Capital Account of such Member or increase the amount by which such Updated Capital Account balance is negative; (ii) cause the Company to be insolvent; or (iii) render the Member liable for a return of such distribution under applicable law.

No Right to Distributions of Property

. Except as otherwise provided in this Agreement, a Member shall have no right to require that distributions to such Member consist of any specific item or items of property.

Distributions in Kind

The Company may, in the sole discretion of the Managers, make distributions of securities or other non-cash assets. The Managers shall value such securities or other assets that are distributed at their fair market value as determined in good faith by the Managers.

Rights to Receive Liquidation Distributions

Liquidation Upon Dissolution and Winding Up. Upon the dissolution of the Company, the Managers shall wind up the affairs of the Company. A full account of the assets and liabilities of the Company shall be taken. The assets shall be promptly liquidated and the proceeds thereof applied as required by the State of California.

The company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class 'A' Non-Voting Capital are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class 'B' Non-Voting Capital, Preferred Units, and any additional classes of preferred units that we may designate in the future.

In the event of any liquidation, dissolution or winding up of the Company, the holders of Class B Non-Voting Rights will be entitled to be paid as follows: First, the holders of the Convertible Note shall be entitled to receive any unpaid and accrued interest. Second, the full amount of the Principal due on the Note.

Right of First Refusal

In addition to the other limitations and restrictions set forth in the the Operating Agreement as amended form time, no Unit Holder shall transfer all or any portion of such person's ownership interest in the Company (the "Offered Interest") unless such Unit Holder first offers to sell the Offered Interests pursuant to the terms of the Operating Agreement as amended from time to time, or as otherwise permitted by this agreement.

- SAFE Note: 0

SAFE Notes

Note converts to Class B Non-Voting Units when the company raises $1,000,000 in a qualified equity financing

Maturity Date: Upon Trigger (converts)

Valuation Cap: $5,000,000

Discount Rate: 20%

Annual Interest Rate: 0%

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units of its Class B Non-Voting Units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Class B Non-Voting Units resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Class B Non-Voting Units at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional unit, the Company shall, in lieu of issuance of any fractional unit, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one unit of the class and series of common membership units into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into units of Class B Non-Voting Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Non-Voting Units at a price per security equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

- Convertible Note: 0

Convertible Promissory Notes

Note converts to Class B Non-Voting Units when the company raises $1,000,000 in a qualified equity financing.

Maturity Date: July 15, 2021

Valuation Cap: $5,000,000

Discount Rate: 20%

Annual Interest Rate: 6% simple interest

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on July 15, 2021 (the "Maturity Date").

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stocks resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common stocks at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common stocks of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stocks of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a Minority Holder

As a minority holder with Convertible Notes, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units (or "shares"). In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into stock.

If we decide to issue more units, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer distributions, and most early stage companies are unlikely to offer distributions referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the

Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of the product (mobile app), which we do not anticipate occurring until October 31, 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 9 months without revenue generation.

NOTE: THE FOLLOWING INFORMATION ARE PROJECTED REVENUES AND EXPENSES.

The following discussion is based on our financial projections for fiscal years June 1, 2019 - Dec. 31, 2019 and is subject to change:

Revenue: KÉXY is projecting the sale of 1,500 subscriptions at a conversion rate of 25%. Our average package will cost of $150 and are anticipating 50% of accounts will be at the pre-sale price ($99/month) and the remaining 50% will be at full price ($199/month).

Cost of Goods: Our cost of goods sold is approximately $48.38 per subscription

Operating Costs: Our main operating costs include office, administration, and other related fees are $173,000.

Break-Even Point (No. of Subscriptions)	231
Break-Even Revenue	791,021
Gross Profit Margin	68%
Net Profit % remaining	58.71%

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Financial Milestones

On January 28, 2019, the Company completed an offering to its Co-Founders in the amount of 10,447,700 Class "A" units at a price per unit/share of $.000001.

On October 18, 2019, the Company completed an offering for Class "B" units in the form of a SAFE note for a $50,000 at a 20% discount rate with a $5,000,000 valuation cap and no interest rate. The note converts into Class "B" units upon a Series A round financing of $1,000,000 or more.

The proposed capital infusion request will allow us to focus our attention on the expansion and app development aspects of our application. To date, we have completed our KÉXY version 1.0, as well as acquired 300 beta testers. Additional milestones we have achieved include filing a provisional patent application which outlines how our technology, when layered on top of existing technologies being used within the food and beverage sector operate more efficiently. The Use of Proceeds from this Offering include but are not limited to:

* Finish development of KÉXY Suite & Connect
* Submit additional patent applications
* Launch and scale to our targeted five (5) cities
* Bring on a VP of Sales partner
* Assemble a Marketing Team w/ strategic systems in place
* 300 paying customers by August

While we currently have a software version that is market ready and salable, if we do not raise required capital we face potential liquidity challenges that will not enable us to expand our sales and marketing objectives. In addition, we could also potentially face a slowdown on the app development aspects on the platform as well.

Liquidity and Capital Resources

The company will currently be able to operate through the next nine months based on current liquid assets totaling $29,444.02 as of December 31, 2018. These are company cash contributions that have already been promised to the Company and are not a loan to the business.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other methods available to the company.

Although not yet fully reflected on our Balance Statement, we have received a promise for an additional cash contribution in the amount of $20,000. These funds have been committed and the remainder will be deposited before our Start Engine Campaign launches. At the beginning of October of 2019, we will also be finalizing a seed investment of $100,000 from founder family members. This will enable us to continue operations through Q4 2020, even if we only meet our minimum goal raise with Start Engine.

Hitting our Start Engine goal will enable us to operate through the end of Q2 2019. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The company has one (1) outstanding loan to the company from Scott Graham (CEO of KÉXY). Amount - $4,859.00 Interest rate - 0% Maturity date / Term - December 31, 2022 (date loan needs to be repaid back buy)

Recent offerings of securities

- 2019-01-28, Securities Act Rule 4(a)(2), 10447700 Class A Membership Units. Use of proceeds: In January 2019, the Company completed an offering to its Co-Founders in the amount of 10,447,700 Class "A" units at a price per unit/share of $.000001. The Use of Proceeds from this Offering include but are not limited to: * Finish development of KÉXY Suite & Connect * Submit additional patent applications * Launch and scale to our targeted five (5) cities * Bring on a VP of Sales partner * Assemble a Marketing Team w/ strategic systems in place * 300 paying customers by August
- 2018-10-18, Securities Act Section 4(a)(6), 0 SAFE Note. Use of proceeds: On October 18, 2018, the Company completed an offering for Class "B" units in the form of a SAFE note for a $50,000 at a 20% discount rate with a $5,000,000 valuation cap and no interest rate. The note converts into Class "B" units upon a Series A round financing of $1,000,000 or more. The Use of Proceeds from this Offering include but are not limited to: * Finish development of KÉXY Suite & Connect * Submit additional patent applications * Launch and scale to our targeted five (5) cities * Bring on a VP of Sales partner * Assemble a Marketing Team w/ strategic systems in place * 300 paying customers by December

Valuation

$3,000,000.00

We have not undertaken any "professional service" efforts to produce a valuation of the Company. Given the experience of our core team; the recent launch of our minimum viable product (MVP) on the App Store and Google Play; the patent application(s) that have been filed; as well as the Letter of Intents (LOI's) we have received from over 275+ restaurants/bars and 30 suppliers, we feel the price of units reflects what the Company's fair market value is. No one is saying (or can say) what the company is worth today. It's a question of whether you, the investor, want to pay this price for this security, and whether you believe the company will exceed its present stated value in the future based upon evidence the company has provided in its offering.


USE OF PROCEEDS


We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000

Less: Offering Expenses		
Start Engine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds: App Development	$7,000	$50,000
Sales Efforts	$750	$7,500
General & Admin	$250	$2,500
Marketing	$1,400	$15,000
Working Capital from this raise (we have funds in bank as well)	$0	$25,580
Total Use of Net Proceeds	$10,000	$100,580

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used specifically to complete final Suite & Connect versions; integration and of the POS API; continue to scale our presence in San Diego; hire a part time marketing person; secure long term contracts from at least 100 of the 200 prospects; build out our Data & Analytics team; and bring on permanent sales people (inbound & outbound).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.getkexy.com under the Investors tab labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KEXY, LLC

[See attached]

KÉXY, LLC
Financial Statements
2018

KÉXY, LLC
Index to Financial Statements
(unaudited)


KÉXY, LLC

PROFIT & LOSS STATEMENT

For the period from April 10th,2018 to December 31st, 2018


Revenue	$	-
Expenses		
Startup costs		25,440
Total Expenses		25,440
Net Loss	$	(25,440)

* KÉXY, LLC has not generated any revenue to date as we will not launch until June 2019.

KÉXY, LLC
BALANCE SHEET
December 31ˢᵗ, 2018

Assets

Cash and cash equivalents	$ 29,444
Total Assets	29,444

Liabilities & Members' Equity

Loan payable	4,859
Total liabilities	4,859
Members' Equity	
Member's contributions	50,025
Retained Earnings	(25,440)
Total Equity	24,585
Total Liabilities & Members' Equity	$ 29,444

The accompanying notes are an integral part of these financial statements.


KÉXY, LLC
STATEMENT OF CASH FLOWS
Ending December 31st, 2018


Cash flows from operating activities	
Net loss	(25,440)
Adjustments to reconcile net income to net cash used in operating activities	-
Change in operating liability	
Due to affiliate	4,859
Net cash used in operating activities	(20,581)
Cash flows from financing activities	
Contributions from members	50,025
Net cash provided by financing activities	50,025
Increase in cash and cash equivalents	29,444
Cash, beginning of year	-
Cash, end of year	29,444


The accompanying notes are an integral part of these financial statements.


KÉXY, LLC
Statement of Changes in Members' Equity
For the period ended December 31st, 2018

Balance, April 10, 2018 (inception)	-
Contributions from members	50,025
Net loss	(25,440)
Balance, December 31, 2018	24,585

KÉXY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

KÉXY, LLC was formed as a Limited Liability Company on April 10th, 2018 ("Inception") in the state of California. The Company's headquarters are located in Encinitas, California.

KÉXY is an online platform that simplifies business operations and communications between restaurants, bars, distribution companies and the brands associated with them.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been presented on the fair value basis of accounting applicable to real estate investment companies in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during reporting periods. Actual results could materially differ from these estimates.

Cash and Cash Equivalents
The Company classifies considers highly liquid investments with original maturity of three months or less when purchased as cash equivalents.

Income Taxes
The Company has elected to be taxed as a partnership for federal and state tax purposes. Taxable income or loss of the Company flows through to its Members and is reported on the Members' individual income tax returns; accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements.

Concentration of Credit Risk
The Company maintains its cash with major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has a loan from Scott Graham, one of its owners in the amount of $4,859. The loan is unsecured, interest free and payable on December 31, 2022.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

The Members; Equity balance on the Accompanying Balance Sheet includes $50,000 investment from B & G Associates, LLC in the form of a SAFE note. The SAFE note carries a post-money valuation cap of $5,000,000 and a discount rate of 80%.

At present KÉXY has authorized two classes of Units: Class A Voting Units and Class B Nonvoting Units shall be identical except that only Class A Voting Units have a vote, unless otherwise expressly provided in this Agreement. Notwithstanding the foregoing, Class B Units will have a vote if there are no Class A Units held by Members. Class B units shall never become Class A Units. The following shares have been issued to date:

Class A	10,832,098

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a loan from Scott Graham, one of its owners in the amount of $4,859. The loan is unsecured, interest free and payable on December 31, 2022.

NOTE 7 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated subsequent events occurring through April 20, 2019, the date these financial statements were available to be issued, and deemed that no additional disclosures were necessary.

I, Scott Graham, the Chief Executive Officer of KÉXY, hereby certify that the financial statements of KÉXY and notes thereto for the periods ending December 31, 2018 (first Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year, 2018, the amounts reported on our tax returns were total income of -$25,440; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of February 14, 2019



Scott A. Graham
CEO & Manager
2/14/2019

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine Start Investing Edit My Campaign Blake A.

KÉXY is pending **StartEngine Approval.**


PLAY VIDEO
KÉXY
Our platform allows you to communicate better

0
Investors

$0.00
Raised of $10K - $107K goal

KÉXY

KÉXY
Food & Beverage Management Solutions App
Regulation Crowdfunding Encinitas, CA Software & Services
Accepting International Investment

Overview Team Terms Updates Comments Share

Restaurants want to automate but can't afford to pay a multitude of costly subscriptions.

The restaurant industry is flourishing, however, rising property and labor costs have created a need for automation. With 80% of restaurateurs turning to tech to help them run their business efficiently, why has the old way of doing things still stuck around? The answer? Only a handful of companies are offering tools for inventory, ordering, and scheduling. These platforms lack a fundamental customer understanding, that has led to expensive subscriptions, limited utility, lackluster design and the absence of integration across a variety of single-task software systems. As a result, pen and paper operations prevail among most if not all of these everyday operations. Human error is constant, resulting in over/under ordering, time-consuming processes, and mistakes in scheduling.


BOB's RESTAURANT

Supplier and restaurant/bar interactions are limited & brands struggle to be heard in a crowded market.


KÉXY
KÉXY
BRIDGING THE GAP BETWEEN RESTAURANTS, BARS AND DISTRIBUTION COMPANIES
App Store
Google play

Suppliers rely on sales reps to communicate with accounts. Both bars and restaurants trust the sales reps to showcase a full view of the products their company has to offer, as well as communicate deals and specials that may help strengthen relationships while saving them money. This is not always the case as reps often forget deals and specials and establishments often forget to order items. In addition, up and coming brands struggle to advertise to their target market using traditional avenues and often struggle to on-board new accounts. What does this mean? Establishments are regularly over paying for products, while distribution and supply (brands) companies are missing out on ways to increase their sales due to lack of exposure. Lastly, we believe new brands are shut out of the market entirely because they aren't able to expeditiously scale and penetrate the monopolistic three tier system.

The Opportunity

By disrupting the way Distribution Companies and Brands interact with Bars and Restaurants, KÉXY creates transparent channels that focus on having more targeted offers and better communication, so that

...maximum efficiency levels can be easily achieved.



Archaic processes being used in the food and beverage industry don't allow businesses and suppliers to operate at their maximum efficiency levels.



Hotels Hope To Drive Food And Beverage Sales With Amazon Echo – *Forbes* (JUNE, 2018)

Shares of Foodservice Distributors Fall; Amazon May Enter Space – *CNBC* (JUNE, 2017)

Amazon Is Quietly Seizing Control of Booze Delivery Now, Too - *Grub Street* (SEPT, 2017)

Annual sales in the restaurant industry were **$799 billion** in 2017.

National Restaurant Association (2018)

MARKET RESEARCH

We surveyed over 300 restaurant and bar managers and asked them several questions related to their day-to-day operations. These are the top five tasks that are most important, as well as time consuming to them on a scale of 1-10 (highly important).*



96%	93%	90%	90%	82%
Maintaining Old Customers	Getting New Customers	Taking Inventory	Placing Orders	Employee Scheduling

* Percentage given is based on respondents indicating the level of importance of these tasks being an 8, 9, or 10.

KÉXY is the Solution

Distributors & Suppliers achieve more streamlined communication and targeted selling opportunities with buyers in real-time



- Real-time notification alerts indicating when restaurants or bars are low on products
- Analyze client data which allows for more targeted offerings
- Process orders more expeditiously due to decreases in human error
- Spend more time pursuing new accounts and less time having to manage and pitch clients on products and specials

Businesses gain access to an integrated SaaS platform that maximizes operational efficiency by way of artificial intelligence



- BOH and FOH inventory management
- One-click ordering with predictive capabilities
- Interactive scheduling
- Data and Analytics to make better informed decisions
- Real-time notification alerts indicating when it is time to order products
- Saves money by identifying food and beverage deals in real time

KÉXY IS SMARTER, BETTER, & FASTER

We reduce the amount of time it takes to do Inventory and Ordering by 70%* compared to commonly used alternatives.
BOH and FOH inventory management
One click ordering with predictive capabilities
Communicate and coordinate schedules with vendors effortlessly
* Based off our market data research, analyzing time commitment and output from over 300 establishments compared to the internal testing of the features currently on our application.







Our Cloud Based Inventory & Ordering System Keeps Owners, Managers, and Chefs All on the Same Page!



KÉXY Provides Peace of Mind, Where There is Chaos...
Whether you own 1 establishment or 100; KÉXY provides your restaurant or bar with continuity, so that the owner and BOTH front of the house & back of the house are in sync and headed in the same direction.
I have no clue who the chef orders his products from!
I wish I could spend more time engaging with the guests instead of spending hours doing inventory and ordering every week
Yeah, so I got another job ... Peace!"
Why has $25k of product been sitting in the liquor cage for over a year now?
KÉXY



The KÉXY MVP (Minimum Viable Product)



KÉXY 1.0
Beta Test: Our minimum viable product (MVP) will consist of three key features:
Manager/Rep Messaging & Deals Platform
Reduces amount of time managers and reps spend sending multiple messages and emails to each other by storing all communications in one centralized place; allows reps to effortlessly schedule appointments with managers; and provides managers access to deals that are exclusive to KÉXY users only. Completed.
Inventory
Simultaneously tracks both front and back of the house products while reducing the amount of time it usually takes to complete this process by roughly 70%. Completed.
One-Click Ordering System
Decreases the amount of time spent having to send multiple messages and emails to various sales reps by about 90%. Completed.
KÉXY 2.0
Employee Scheduling
Allows seamless communication of employee availability, time off, trade requests, and notifications to all staff members.









We are anticipating the release of KÉXY 2.0 sometime around January of 2020.


Inventory Notification Alerts
Both managers and sales reps are notified when inventory levels are low and it's time to replenish products; our platform identifies issues of over-pouring and potential theft as well.

KÉXY's Innovative Platform Fulfills An Unmet Need Within The Food & Beverage Industry

Then   Now

BLOCKBUSTER → NETFLIX

🚕 → Uber

🛏 → ⓐ airbnb

Change is inevitable. Are you ready for it?

KÉXY's innovative platform for restaurants and bars:

- *Increases profits*
- *Saves time*
- *Boosts operational efficiency*

KÉXY

All product and company names are trademarks or registered trademarks of their respective holders. Use of them does not imply any affiliation with or endorsement by them.

What do Google, Facebook, Snapchat, Tinder, Alibaba and Uber have in common, besides soaring market share? They are all platforms. Platform businesses generate value by using technology to facilitate exchanges between groups.

To the contrary, linear businesses generally grow by adding staff or physical assets (or both). But physical assets and employees don't scale well. Networks do. Platforms require much less capital expenditure to be successful at scale and eliminate the marginal cost of production by focusing on facilitating connections.

Uber doesn't own and operate a fleet of taxis, Alibaba doesn't own factories that produce the goods it makes available online, Google doesn't create the Web pages it indexes, and YouTube doesn't create the millions of videos it hosts. By focusing on creating an ecosystem that better connects Restaurants, Bars, Suppliers, and Distributors, KÉXY holds a distinct advantage over it's "product only" minded competitors.

- Excerpts taken from Modern Monopolies, 2016

Innovation is taking two things that already exist and putting them together in a new way.

- Tom Freston (Founding Executive of MTV)

Our Products

KÉXY Bridges the Gap Between Restaurants, Bars, Distributors, and Brands



Both managers and sales reps can **connect** and negotiate both buying and selling in a more simplified, efficient manner.



Restaurants and bars can perform inventory, ordering, and scheduling in minutes with our **suite** of management tools.

KÉXY provides PEACE of MIND for all in the Food & Beverage industry!

We Connect Bars and Restaurants to Their Vendors More Effectively

Messaging

Reduces the amount of time that managers and reps spend sending multiple messages and emails to one another by storing all communications in one centralized place.

Appointment Scheduling

Allows reps to effortlessly schedule appointments with managers, thus saving them enormous amounts of time that is currently spent waiting around for an opportunity to speak with them.

Deals (Launching in January, 2020)

Provides restaurants and bars access to top product deals that are exclusive to KÉXY members only.



Image is a prototype; final product may vary

KÉXY integrates with other applications to build the perfect customized Restaurant Management Tool for bars & restaurants



Image is a prototype; final product may vary

Built for Both Front & Back of the Houses

Communicate, track, and manage inventory between users within milliseconds on any device.

One-Click Ordering

Reduces the amount of time spent having to send multiple messages and emails to various sales reps.

Employee Scheduling

Distribute announcements to your staff, while managing their availability, time off, and trade requests.

Identify Unnecessary Waste

Our platform uses proprietary algorithms that analyzes your buying habits and compares them with your sales data, so that you can operate in a "lean" manner.

The Offering

Investment

Convertible Promissory Notes

Note converts to Class B Non-Voting Membership Units when the company raises $1,000,000 in a qualified equity financing.

Maturity Date: June 15, 2021

$5,000,000 Valuation Cap

20% Discount Rate

6% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks*

If you invest **$1000 or more**, you will receive a KÉXY pack including a KÉXY cap, t-shirt, and sweatshirt.

Attention Restaurant & Bar Owners: If you invest **$3,500 or more**, your restaurant or bar will receive a lifetime subscription to KÉXY Connect & Suite**.

* All perks occur after the offering is completed.

** Only one restaurant or bar, per investment

What is a Convertible Note?

A convertible note offers you the right to receive units in KEXY, LLC. The number of units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per share is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 6% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding shares of the Company as of immediately prior (on a fully diluted basis), subject to discount rate, if applicable.

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

MILESTONES TO DATE



| OCT 2018 | NOV 2018 | DEC 2018 | FEB 2019 | MAY 2019 |

Raised our first tranche of pre-seed capital

3 full-time developers & 5 KÉXY Sales Reps

Filed Provisional Patent Application*

KÉXY (version 1.0) approved on App Store and Google Play

275+ bars and restaurants have agreed to participate in our beta run

* Please note, the IP is currently owned by Scott Graham and Forrest Young. The company plans to reassign the IP to the company by Fall of 2019.

KÉXY

Our team is passionately focused on disrupting the F&B ecosystem for the better. In the words of former writer, William Pollard:

"Learning and innovation go hand in hand. The arrogance of success is to think that what you did yesterday will be sufficient for tomorrow."

  

BOB KNOWS THE NUMBERS



The average restaurant operator spends three hours per week creating employee schedules. This is about 7% of your entire work week just devoted to creating your restaurant's schedule!



 Roughly **95% of restaurant owners agree that technology improves restaurant efficiency.**

Historically, **community/ event/charity sponsorship is the most common form of restaurant advertising**, with 66% of restaurants saying they have used this method in the past.

Scheduling and performing regular inventories can **also increase your profits by over 20%** each year because it keeps you from over ordering.

Inventory management experts believe that **correctly controlling the flow of inventory can boost a restaurant's profits by 50%**, with no other changes necessary.

36% of restaurant operators name **staffing** as their biggest challenge to success, 20% say the biggest challenge is **retaining customers**, and 15% say it's **high operating/food costs**.

With regard to the total amount of purchased food, the percentage of **waste for fast-food restaurants is about 9.55% and 11.3% in full service restaurants**. Cost of food for the preparation of meals is the second largest expense in the restaurant industry.

A recent study by two prominent Berkeley economists discovered that as little as a **half-star difference in a restaurant's Yelp score would swing business up by about**

27%

Sources:
https://pos.toasttab.com/blog/restaurant-employee-schedule-cost
https://proverche.com/management-tools/com/food-waste-reduction
https://www.modernrestaurantmanagement.com/how-a-pos-can-help-streamline-the-restaurant-inventory-process/
Restaurant Technology In 2017

www.webstaurantstore.com
https://pos.toasttab.com/restaurant-management/restaurant-success-industry-report
https://pos.toasttab.com/restaurant-management/restaurant-success-industry-report
https://www.huffingtonpost.com/feedback/half-star-difference-yelp_b_1940516.html

How KÉXY Is Different From It's Competitors?

Predictive Ordering

KÉXY's proprietary algorithms measure both prior and present product consumption, which over time will eliminate the need to do inventory.

FOH/BOH Integration

Our technology was built for both Front and Back of the Houses and provides notification alerts when you are about to run out of a particular product. This key functionality makes ordering from your vendors as simple as clicking a button.

Inventory Loss Control

Our Green, Yellow, Red notification system will alert you when under pouring, over pouring, or possible theft is occurring, so that you can address it immediately.

Rating System

Restaurants and bars can compare two or more distributors or suppliers based on their rating, pricing, overall experience, etc. A good supplier or distributor will have a respectable rating which will attract more customers to buy their goods.



Completed Our Product Demo

Finished the screens and development of both the KÉXY CONNECT and SUITE prototypes.

May 2018

Received Seed Investment

Raised our first tranche of seed capital.

October 2018

Patent Filed

Filed our patent application with the USPTO.

December 2018

KÉXY (version 1.0) approved on App Store and Google Play

Scheduled to release a minimum viable product (MVP) of KÉXY CONNECT on App Store and Google Play.

February 2019

International Expansion

Expand into international markets. (Anticipated).

December 2023

October 2018

Obtained 50 Pre-Subscribers

Using the prototype, our sales team captured KÉXY's first 50 pre-subscribers using a letter of intent in the form of a survey to sign up interested customers.

November 2018

Expanded Our Team

4 Data Scientist Interns, 5 Full-Time Developers, and 7 KÉXY Sales Reps.

January 2019

100+ bars and restaurants signed up

We have captured our first 100 pre-subscribers using a letter of intent in the form of a survey to sign up interested customers prior to our launch.

October 2019

Launched on StartEngine

Now YOU can own a part of our company!

Meet Our Team



Scott Graham

Co-Founder, CEO & Managing Member

Visionary. Social Entrepreneur. Philanthropist. Co-Founder and Master HandShaker at KÉXY - a SaaS platform that allows hospitality and service related industries to operate seamlessly, through the utilization of innovative and smart technology. Co-Founder and former Chief Technology Officer of Coin Up - a mobile app that allows people to donate their spare change to causes they are passionate about, every time they make a purchase on their credit or debit card. We help nonprofits raise funds in a more innovative and simplistic manner. Previously, founded and served as the CEO of Xtreme Personal Assistant Concierge Services (XPACS) for nearly a decade. During his tenure, the organization provided superior service to hundreds of the highest profile clients in the world. Scott has been fortunate enough to lecture at some of the most prestigious universities in the country, including Harvard, Stanford, and USC. He was named a leading young entrepreneur by Black Enterprise Magazine, and in 2008, was the youngest person ever to be honored with the prestigious "Entrepreneur in Residence" award from Cal State University, Fresno. Along the years, Scott has been featured in various national and local



Forrest Young

Co-Founder, COO & Managing Member

As a practitioner of, "If you do it, do it well", Forrest is continually in pursuit of quality in design, process, and experience. Since 2010, Forrest has been involved in all aspects of the food & beverage industry. This has provided him with great insight into the day-to-day operations of multiple outstanding restaurants and the hard-working individuals who drive their success. For nearly three years Forrest was a key Partner at the Addo Group Tax Network, a national recruiting firm with a focus on the procurement and placement of tax executives in publicly traded $1 billion-plus corporations. There, he worked to decrease the time between placements, structure business practices through automation and move from outbound to inbound marketing using strategic investment into online assets and social media. During this period Forrest learned how to communicate with professionals regarding some of there most intimate topics. He has been lucky enough to improve the lives of motivated and hard working individuals by acting as a guide through the steps necessary to reach their goals and aspirations. While working as the Production and Fabrication Assistant at Terra Flame Home, Forrest received hist first publications such as Newsweek, CNN, Financial Times, Entrepreneur.com, MOVES magazine, OC Metro, and Orange Coast magazine. Scott graduated from Fresno State University with a degree in International Business w/ an emphasis on the Pacific Rim and a minor in Chinese language and culture. While attending school, he also played basketball under the leadership of legendary coach Jerry Tarkanian. Previous Executive Positions Held: April 2018 - Present: KÉXY, Co-Founder and CEO Oct 2016 - April 2018 - Visionary Guru Consultants February 2015 - October 2016: Coin Up, Co-Founder & CTO January 2002 - October 2010: XPACS, Founder & CEO



introduction to the world of business management and optimization and helped design standard manufacturing, assembly, and shipping practices which resulted in an increase in output. Previous Executive Positions Held: April 2018 - Present: KÉXY, Co-Founder and COO December 2014 - January 2018: The Addo Group Tax Search, Executive Search Consultant





Alex Politis

Account Executive, "Time Ambassador"

Supply Chain Management degree from Texas A&M University; 8 years working in different sectors of supply chain. Passion for Renewable Energy and Sustainability with experience as a co-founder of a solar start-up.



Matt Arnold

Account Executive, "Time Ambassador"

Le Grand Diplome from Le Cordon Blue, Paris, France, B.A. in Food Service Management from Point Loma Nazarene University, 2+ years as a pastry cook; 4+ years in restaurant operations; Charitable contributor and San Diego community member.



Sean Taylor

Account Executive, "Time Ambassador"

20+ years restaurant operations; 2+ years restaurant management. Passion for fine dinning, good food, and improvement within the service industry.



Chadd Carr

Lead Time Ambassador

10+ restaurant operations; 2+ years restaurant management experience; full time father; passion for extreme sports



Brett Aquilina

Dir. of Business Development

Twenty-two years old with thirty + years of American & Japanese business experience in Sales, Account, and New Business Development management sautee'd with doses in manufacturing, distribution, export/import, retail, and hospitality (restaurant, retail & tourism) industries. Blessed to be living in SD.



Myles Pallasch

Account Executive, Time Ambassador

Open minded entrepreneur with 16 years hospitality experience along with 2 years construction experience. Passion for surfing, snowboarding, and many other physical activities. Social butterfly who enjoys the company of anyone.



Ashley Muskrat

Account Executive, Time Ambassador

15+ years restaurant experience, 5 years restaurant management, 3 years as a corporate trainer, entrepreneur. Self motivated, business minded, and driven individual who has a passion for creating unforgettable experiences.



Jay Rosen

Account Executive, Time Ambassador

10+ years in the hospitality industry and have done everything from bussing tables, serving, bartending, and managing! Outgoing guy with a passion for establishing relationships and building friendships! Enjoy snowboarding, music, and living the dream!



Tousif Rahman

Lead Engineer

Rahman is the lead engineer for the KÉXY Team.



Andrei Sayenko

Front-end Developer

Sayenko is the front-end developer for the KÉXY Team.



Chandan Garg

Webmaster, Back-end Developer

Garg is the webmaster and back end developer for the KÉXY Team.

Offering Summary

Company :	KÉXY, LLC
Corporate Address :	1707 Burgundy Road, Encinitas, CA 92024
Offering Maximum :	$107,000.00
Offering Minimum :	$10,000.00
Minimum Investment Amount (per investor) :	$250.00

Offering Type	:	Convertible Promissory Notes
Security Name	:	Convertible Promissory Notes Series 2019 - CF
Type of Equity Converted into	:	Class B Non-Voting Membership Units
Conversion Trigger	:	$1,000,000
Maturity Date	:	July 15, 2021
Valuation Cap	:	$5,000,000.00
Discount Rate	:	20%
Annual Interest Rate*	:	6%

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Class B Non-Voting Units of KÉXY, LLC. The amount of units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in a qualified equity financing. The highest conversion price per security is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are paying. You also receive xx% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding securities of the Company as of immediately prior (on a fully diluted basis).

Perks*

- If you invest **$1,500 or more**, you will receive a KÉXY pack including a KÉXY cap, polo, and sweatshirt.
- **Attention Restaurant & Bar Owners:** If you invest **$3,500 or more,** your restaurant or bar will receive a lifetime subscription to KÉXY Connect & Suite**.

* All perks occur after the offering is completed.

** Only one restaurant or bar, per investment

The 10% Bonus for StartEngine Shareholders

KÉXY, LLC will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

VIDEO TRANSCRIPT (Exhibit D)

Script 1:

The food and beverage industry is an 800 billion dollar a year market. Despite this huge market size, restaurants, bars, along with the distributors that supply the products, continue to use archaic processes which prevent them from reaching optimal efficiency levels.

This no longer has to be the norm! Introducing KÉXY... a patent-pending platform that enhances the relationship between managers and sales reps by providing REAL-TIME actionable alerts that maximize buying and selling opportunities.

For the first time in the Food and Beverage industry, sales reps can be notified in real-time when establishments are low on products. These notifications combined with better communication and product exposure to key decision makers, provide reps with a boost in sales opportunities as well as an increase in revenues.

KÉXY's platform also allows bars and restaurants the ability to conduct their inventory and ordering more efficiently. Our proprietary algorithms analyze product consumption and provide predictable par levels which eliminate having to take inventory altogether.

Don't you think it's time to get your KÉXY on? KÉXY... bridging the gap between restaurants, bars, sales reps, and the brands associated with them.

Script 2:

Meet Bob. Bob is a restaurant owner and manager who spends **ENDLESS** hours tracking inventory, tweaking employees' schedules, and placing orders with multiple sales reps. These are just a few of Bob's concerns, yet they take up a huge amount of his time.

No matter how hard Bob works, he still runs into the same challenges of having to monitor labor costs, track inventory levels, manage orders, as well as handle inconsistencies and waste due to human error. These are all issues that cost Bob both valuable time and money.

Then someone told Bob about KÉXY. Now, with just a few clicks from his phone or tablet, Bob can track his front and back of the house inventory, place orders with lightning speed, manage employees' schedules, distribute company announcements to the staff, and communicate with **ALL** of his vendors from one centralized place.

And for Bob, the best part is that for the first time in years he has more free time and money to devote to other areas; which makes us irreplaceable to Bob... and that makes all of us here at KÉXY feel pretty special.

Don't you think it's time to get your KÉXY on?! Sign up with KÉXY today!

Script 3:

KÉXY CONNECT is a patent pending technology that increases competition, improves transparency, and streamlines communication between Restaurants, Bars, Distribution Companies, and the Brands associated with them.

Our innovative messaging tool connects you to all of your accounts on an unprecedented level. No more having to send and track multiple messages and emails from numerous managers. KÉXY CONNECT is a comprehensive networking solution that saves you valuable time by storing all of your communications in one central place.

Now you can reach your target audience and create brand awareness 24 hours a day by viewing, posting, and negotiating deals in real time. Grow your portfolio by discovering blossoming products and brands ripe for larger distribution. KÉXY CONNECT also helps you perfect your sales strategy by providing valuable data to better understand the needs of your customers, so you can identify areas of opportunity, as well as potential threats.

Ever wanted to know when managers are low on inventory or making changes to their menu? Our platform allows you to boost your sales and increase your bottom-line by advertising specials and targeted offerings on an individual or group basis.

KÉXY CONNECT... Bridging the Gap Between Restaurants, Bars, and Distribution Companies. To request an invitation to join, contact us below.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE “INTERMEDIARY”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY’S WEBSITE (COLLECTIVELY, THE “OFFERING MATERIALS”) OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR’S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR’S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>.The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) <u>Issuance of the Securities</u> The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to:

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

        (a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

        (b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%
	(print aggregate purchase

price)

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *

This Subscription is accepted	%%NAME_OF_ISSUER%%
on %%TODAY%%.	By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%%
	%%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Notes to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Notes resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: Buyout Value Clause If Company is sold entirely or had a change of control, meaning it was sold either for stock or cash consideration, Investors will be subject to the terms as outlined within the Operating Agreement.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, Event of Default. A condition that triggers a demand of payment on behalf of the Investors, and the commencement of default proceedings. The occurrence and continuation of any of the following events shall constitute an Event of Default under this Agreement: (a) Nonpayment. The failure of KÉXY to pay, when due, the full sum of the principal, interest, or any other obligations of KÉXY under this Agreement, which if capable of cure, shall be cured within thirty (30) days. If the default cannot be cured within thirty (30) days, the Investors, at their option may, by notice, declare a default and the full sum of the principal, interest or any other obligations shall immediately become due and payable. (b) Assignment. KÉXY, without the prior written consent of StartEngine, on behalf of the Investors: (i) assigns this Agreement or any disbursement to be made hereunder, to any other person or entity, (ii) voluntarily or involuntarily conveys, transfers, assigns, mortgages pledges or subjects a lien to any of the assets and properties of KÉXY in any manner, other than as provided in this Agreement. (c) Breach of Obligations. KÉXY fails to perform or observe any of its obligations hereunder and such failure is not remedied within five (5) days of notice from StartEngine requesting such remedy. (d) Voluntary Bankruptcy or Insolvency. The occurrence and continuance of any bankruptcy with respect to KÉXY. The filing by KÉXY of a petition in bankruptcy, or for reorganization, or for an arrangement under any bankruptcy or insolvency law. The entry of a judgment of insolvency against KÉXY by any state, provincial or federal court of competent jurisdiction; e) Misrepresentation. Any representation, warranty or statement made by KÉXY in or pursuant to this Agreement, or any statement furnished in connection therewith, and intended to be relied upon by the Investors in making the investment, which proves to be incorrect or misleading when made. f) Cross Default. KÉXY fails in the performance of, or pay any obligation on an otherwise unrelated agreement, if the effect of such failure or performance is to cause an amount exceeding US$100,000.00 to become due prior to its stated maturity. g) Governmental Action. Any action taken, voluntary or involuntary, by the operation of law or pursuant to any judgement, order of any court, or rule or regulation of any administrative or governmental body which is reasonably likely to adversely affect the financial performance, condition or prospects of the KÉXY. Buyout Clause At the sole option of the Investors, all or part of the unpaid principle outstanding as a result of a Default Event, may be converted into shares of common units of KÉXY, at any time starting from the day after the maturity date or confirmation of the Default Event, subject to expiration of the cure date, provided Investors (i.e. - note holders) gives thirty (30) days written notice to KÉXY. Investors, may convert the principle balance into shares of common units at fair market value as determined by the Company. If the maturity date is reached the principal balance may be converted into equity at a 20% discount for the second round of funding. Notice Clause Any Notice given under the Agreement must be in writing and must be delivered via certified mail – return receipt mail or signed-for delivery to the following address: If to KÉXY: 1707 Burgundy Road Encinitas, CA 92024 Attn.: Scott Graham CEO The Notice is deemed received on the received date on the return receipt or the signed-for date on the delivery receipt.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 100% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: _____%%SUBSCRIBER_SIGNATURE%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%